Exhibit 99.2

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

(Stated in thousands of Canadian dollars)	March 31, 2022	December 31, 2021
ASSETS
Current assets:
Cash	$24,102	$40,588
Accounts receivable	344,160	255,740
Inventory	24,681	23,429
Total current assets	392,943	319,757
Non-current assets:
Deferred tax assets	867	867
Right-of-use assets	50,879	51,440
Property, plant and equipment	2,212,492	2,258,391
Intangibles	22,752	23,915
Investments and other assets	12,951	7,382
Total non-current assets	2,299,941	2,341,995
Total assets	$2,692,884	$2,661,752

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$215,587	$224,123
Income taxes payable	1,489	839
Current portion of lease obligations	10,905	10,935
Current portion of long-term debt (Note 5)	2,214	2,223
Total current liabilities	230,195	238,120

Non-current liabilities:
Share-based compensation (Note 7)	31,251	26,728
Provisions and other	6,439	6,513
Lease obligations	45,295	45,823
Long-term debt (Note 5)	1,174,462	1,106,794
Deferred tax liabilities	11,828	12,219
Total non-current liabilities	1,269,275	1,198,077
Shareholders’ equity:
Shareholders’ capital (Note 8)	2,297,497	2,281,444
Contributed surplus	76,164	76,311
Deficit	(1,310,824)	(1,266,980)
Accumulated other comprehensive income	130,577	134,780
Total shareholders’ equity	1,193,414	1,225,555
Total liabilities and shareholders’ equity	$2,692,884	$2,661,752

See accompanying notes to condensed interim consolidated financial statements.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF NET LOSS (UNAUDITED)

	Three Months Ended March 31,
(Stated in thousands of Canadian dollars, except per share amounts)	2022	2021

Revenue (Note 3)	$351,339	$236,473
Expenses:
Operating	258,974	160,621
General and administrative	55,510	21,313
Earnings before income taxes, gain on investments and other assets, finance charges, foreign exchange, gain on asset disposals and depreciation and amortization	36,855	54,539
Depreciation and amortization	68,457	72,013
Gain on asset disposals	(3,114)	(2,059)
Foreign exchange	(518)	(64)
Finance charges (Note 6)	20,730	22,446
Gain on investments and other assets	(5,569)	—
Loss before income taxes	(43,131)	(37,797)
Income taxes:
Current	970	784
Deferred	(257)	(2,475)
	713	(1,691)
Net loss	$(43,844)	$(36,106)
Net loss per share: (Note 9)
Basic	$(3.25)	$(2.70)
Diluted	$(3.25)	$(2.70)

See accompanying notes to condensed interim consolidated financial statements.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (UNAUDITED)

	Three Months Ended March 31,
(Stated in thousands of Canadian dollars)	2022	2021
Net loss	$(43,844)	$(36,106)
Unrealized loss on translation of assets and liabilities of operations denominated in foreign currency	(16,971)	(20,998)
Foreign exchange gain on net investment hedge with U.S. denominated debt	12,768	15,909
Tax expense related to net investment hedge of long-term debt	—	285
Comprehensive loss	$(48,047)	$(40,910)

See accompanying notes to condensed interim consolidated financial statements.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Three Months Ended March 31,
(Stated in thousands of Canadian dollars)	2022	2021
Cash provided by (used in):
Operations:
Net loss	$(43,844)	$(36,106)
Adjustments for:
Long-term compensation plans	31,212	7,148
Depreciation and amortization	68,457	72,013
Gain on asset disposals	(3,114)	(2,059)
Foreign exchange	(271)	558
Finance charges	20,730	22,446
Income taxes	713	(1,691)
Other	—	3
Gain on investments and other assets	(5,569)	—
Income taxes paid	(227)	(161)
Interest paid	(38,161)	(18,766)
Interest received	29	45
Funds provided by operations	29,955	43,430
Changes in non-cash working capital balances	(95,249)	(28,008)
	(65,294)	15,422
Investments:
Purchase of property, plant and equipment	(36,402)	(8,436)
Proceeds on sale of property, plant and equipment	2,847	3,324
Changes in non-cash working capital balances	3,212	(4,802)
	(30,343)	(9,914)
Financing:
Issuance of long-term debt	88,124	20,000
Repayments of long-term debt	(8,190)	(49,425)
Repurchase of share capital	—	(4,294)
Issuance of common shares on the exercise of options	1,396	—
Debt issuance costs	—	(244)
Lease payments	(1,567)	(1,621)
	79,763	(35,584)
Effect of exchange rate changes on cash	(612)	(865)
Decrease in cash	(16,486)	(30,941)
Cash, beginning of period	40,588	108,772
Cash, end of period	$24,102	$77,831

See accompanying notes to condensed interim consolidated financial statements.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

(Stated in thousands of Canadian dollars)	Shareholders’ Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Deficit	Total Equity
Balance at January 1, 2022	$2,281,444	$76,311	$134,780	$(1,266,980)	$1,225,555
Net loss for the period	—	—	—	(43,844)	(43,844)
Other comprehensive loss for the period	—	—	(4,203)	—	(4,203)
Share options exercised	1,970	(574)	—	—	1,396
Settlement of Executive Performance Share Units	14,083	—	—	—	14,083
Share-based compensation reclassification	—	(219)	—	—	(219)
Share-based compensation expense	—	646	—	—	646
Balance at March 31, 2022	$2,297,497	$76,164	$130,577	$(1,310,824)	$1,193,414

(Stated in thousands of Canadian dollars)	Shareholders’ Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Deficit	Total Equity
Balance at January 1, 2021	$2,285,738	$72,915	$137,581	$(1,089,594)	$1,406,640
Net loss for the period	—	—	—	(36,106)	(36,106)
Other comprehensive loss for the period	—	—	(4,804)	—	(4,804)
Share repurchases	(4,294)	—	—	—	(4,294)
Share-based compensation reclassification	—	(1,455)	—	—	(1,455)
Share-based compensation expense	—	2,359	—	—	2,359
Balance at March 31, 2021	$2,281,444	$73,819	$132,777	$(1,125,700)	$1,362,340

See accompanying notes to condensed interim consolidated financial statements.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Tabular amounts are stated in thousands of Canadian dollars except share numbers and per share amounts)

NOTE 1. DESCRIPTION OF BUSINESS

Precision Drilling Corporation (Precision or the Corporation) is incorporated under the laws of the Province of Alberta, Canada and is a provider of contract drilling and completion and production services primarily to oil and natural gas and geothermal exploration and production companies in Canada, the United States and certain international locations.

NOTE 2. BASIS OF PRESENTATION

(a)	Statement of Compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, using accounting policies consistent with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and interpretations of the International Financial Reporting Interpretations Committee.

The condensed interim consolidated financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the consolidated financial statements of the Corporation as at and for the year ended December 31, 2021.

These condensed interim consolidated financial statements were prepared using accounting policies and methods of their application consistent with those used in the preparation of the Corporation’s consolidated audited annual financial statements for the year ended December 31, 2021.

These condensed interim consolidated financial statements were approved by the Board of Directors on April 27, 2022.

(b)	Use of Estimates and Judgements

The preparation of the condensed interim consolidated financial statements requires management to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingencies. These estimates and judgements are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The estimation of anticipated future events involves uncertainty and, consequently, the estimates used in preparation of the condensed interim consolidated financial statements may change as future events unfold, more experience is acquired, or the Corporation’s operating environment changes.

Significant estimates and judgements used in the preparation of these condensed interim consolidated financial statements remained unchanged from those disclosed in the Corporation’s consolidated audited annual financial statements for the year ended December 31, 2021.

NOTE 3. Revenue

(a)	Disaggregation of revenue

The following table includes a reconciliation of disaggregated revenue by reportable segment. Revenue has been disaggregated by primary geographical market and type of service provided.

Three Months Ended March 31, 2022	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
United States	$141,265	$4,038	$—	$(1)	$145,302
Canada	138,517	34,200	—	(1,043)	171,674
International	34,363	—	—	—	34,363
	$314,145	$38,238	$—	$(1,044)	$351,339

Day rate/hourly services	$298,050	$38,238	$—	$(193)	$336,095
Turnkey drilling services	14,738	—	—	—	14,738
Other	1,357	—	—	(851)	506
	$314,145	$38,238	$—	$(1,044)	$351,339

Three Months Ended March 31, 2021	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
United States	$82,674	$3,308	$—	$—	$85,982
Canada	86,083	29,236	—	(890)	114,429
International	36,062	—	—	—	36,062
	$204,819	$32,544	$—	$(890)	$236,473

Day rate/hourly services	$193,349	$32,544	$—	$(108)	$225,785
Shortfall payments/idle but contracted	116	—	—	—	116
Turnkey drilling services	5,946	—	—	—	5,946
Directional services	3,779	—	—	—	3,779
Other	1,629	—	—	(782)	847
	$204,819	$32,544	$—	$(890)	$236,473

(b)	Seasonality

Precision has operations that are carried on in Canada which represent approximately 49% (2021 - 48%) of consolidated revenue for the three months ended March 31, 2022 and 37% (2021 - 37%) of consolidated total assets as at March 31, 2022. The ability to move heavy equipment in Canadian oil and natural gas fields is dependent on weather conditions. As warm weather returns in the spring, the winter's frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have thoroughly dried out. The duration of this “spring break-up” has a direct impact on Precision’s activity levels. In addition, many exploration and production areas in northern Canada are accessible only in winter months when the ground is frozen hard enough to support equipment. The timing of freeze up and spring break-up affects the ability to move equipment in and out of these areas. As a result, late March through May is traditionally Precision’s slowest time in this region.

NOTE 4. SEGMENTED INFORMATION

The Corporation has two reportable operating segments; Contract Drilling Services and Completion and Production Services. Contract Drilling Services includes drilling rigs, procurement and distribution of oilfield supplies, and manufacture, sale and repair of drilling equipment. Completion and Production Services includes service rigs, oilfield equipment rental and camp and catering services. The Corporation provides services primarily in Canada, the United States and certain international locations.

Three Months Ended March 31, 2022	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
Revenue	$314,145	$38,238	$—	$(1,044)	$351,339
Earnings before income taxes, gain on investments and other assets, finance charges, foreign exchange, gain on asset disposals and depreciation and amortization	71,174	6,539	(40,858)	—	36,855
Depreciation and amortization	62,653	3,350	2,454	—	68,457
Gain on asset disposals	(1,882)	(1,170)	(62)	—	(3,114)
Total assets	2,432,067	135,577	125,240	—	2,692,884
Capital expenditures	35,228	1,000	174	—	36,402

Three Months Ended March 31, 2021	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
Revenue	$204,819	$32,544	$—	$(890)	$236,473
Earnings before income taxes, finance charges, foreign exchange, gain on asset disposals and depreciation and amortization	60,031	7,802	(13,294)	—	54,539
Depreciation and amortization	65,232	4,001	2,780	—	72,013
Gain on asset disposals	(1,725)	(243)	(91)	—	(2,059)
Total assets	2,495,562	140,248	159,786	—	2,795,596
Capital expenditures	7,438	904	94	—	8,436

A reconciliation of total segment earnings before income taxes, gain on investments and other assets, finance charges, foreign exchange, gain on asset disposals and depreciation and amortization to net loss is as follows:

	Three Months Ended March 31,
	2022	2021
Total segment earnings before income taxes, gain on investments and other assets, finance charges, foreign exchange, gain on asset disposals and depreciation and amortization	$36,855	$54,539
Deduct:
Depreciation and amortization	68,457	72,013
Gain on asset disposals	(3,114)	(2,059)
Foreign exchange	(518)	(64)
Finance charges	20,730	22,446
Gain on investments and other assets	(5,569)	—
Income taxes	713	(1,691)
Net loss	$(43,844)	$(36,106)

NOTE 5. LONG-TERM DEBT

	U.S. Denominated Facilities				Canadian Facilities and Translated U.S. Facilities
		March 31,		December 31,	March 31,	December 31,
		2022		2021	2022	2021

Current Portion of Long-Term Debt
Canadian Real Estate Credit Facility	US $	—	US $	—	$1,333	$1,333
U.S. Real Estate Credit Facility		704		704	881	890
	US $	704	US $	704	$2,214	$2,223

Long-Term Debt
Senior Credit Facility	US $	182,000	US $	118,000	$227,547	$149,206
Canadian Real Estate Credit Facility		—		—	17,334	17,667
U.S. Real Estate Credit Facility		8,917		9,093	11,149	11,498
Unsecured Senior Notes:
7.125% senior notes due 2026		347,765		347,765	434,796	439,735
6.875% senior notes due 2029		400,000		400,000	500,104	505,784
	US $	938,682	US $	874,858	1,190,930	1,123,890
Less net unamortized debt issue costs and original issue discount					(16,468)	(17,096)
					$1,174,462	$1,106,794

	Senior Credit Facility	Unsecured Senior Notes	Canadian Real Estate Credit Facility	U.S. Real Estate Credit Facility	Debt Issue Costs and Original Issue Discount	Total
Current	$—	$—	$1,333	$890	$—	$2,223
Long-term	149,206	945,519	17,667	11,498	(17,096)	1,106,794
December 31, 2021	149,206	945,519	19,000	12,388	(17,096)	1,109,017
Changes from financing cash flows:
Proceeds from Senior Credit Facility	88,124	—	—	—	—	88,124
Repayment of Senior Credit Facility	(7,634)	—	—	—	—	(7,634)
Repayment of Real Estate Credit Facility	—	—	(333)	(223)	—	(556)
	229,696	945,519	18,667	12,165	(17,096)	1,188,951
Amortization of debt issue costs	—	—	—	—	629	629
Foreign exchange adjustment	(2,149)	(10,619)	—	(135)	(1)	(12,904)
March 31, 2022	$227,547	$934,900	$18,667	$12,030	$(16,468)	$1,176,676

Current	$—	$—	$1,333	$881	$—	$2,214
Long-term	227,547	934,900	17,334	11,149	(16,468)	1,174,462
	$227,547	$934,900	$18,667	$12,030	$(16,468)	$1,176,676

At March 31, 2022, Precision was in compliance with the covenants of the Senior Credit Facility and Real Estate Credit Facilities.

NOTE 6. FINANCE CHARGES

	Three Months Ended March 31,
	2022	2021
Interest:
Long-term debt	$19,161	$20,862
Lease obligations	659	701
Other	85	5
Income	(34)	(96)
Amortization of debt issue costs, loan commitment fees and original issue discount	859	974
Finance charges	$20,730	$22,446

NOTE 7. SHARE-BASED COMPENSATION PLANS

Liability Classified Plans

	Restricted Share Units (a)	Performance Share Units (a)	Executive Performance Share Units(b)	Non-Management Directors’ DSUs (c)	Total
December 31, 2021	$18,050	$21,524	$16,507	$4,674	$60,755
Expensed during period	14,095	24,052	4,172	5,299	47,618
Settlement in shares	—	—	(14,083)	—	(14,083)
Reclassification from equity-settled plans	—	—	(406)	—	(406)
Payments and redemptions	(14,130)	(7,496)	(6,190)	—	(27,816)
Foreign exchange	246	240	—		486
March 31, 2022	$18,261	$38,320	$—	$9,973	$66,554

Current	$13,585	$21,718	$—	$—	$35,303
Long-term	4,676	16,602	—	9,973	31,251
	$18,261	$38,320	$—	$9,973	$66,554

(a) Restricted Share Units and Performance Share Units

A summary of the activity under the Restricted Share Unit (RSU) and the Performance Share Unit (PSU) plans are presented below:

	RSUs Outstanding	PSUs Outstanding
December 31, 2021	598,156	983,734
Granted	171,850	234,640
Redeemed	(264,488)	(72,907)
Forfeited	(11,370)	(12,238)
March 31, 2022	494,148	1,133,229

(b) Executive Performance Share Units

A summary of the activity under Executive Performance Share Unit (Executive PSU) share-based incentive plan is presented below:

Executive PSUs Outstanding
December 31, 2021	189,964
Redeemed	(189,964)
March 31, 2022	—

Pursuant to the Omnibus Plan, Precision elected to settle 131,950 vesting Executive PSUs in 263,900 common shares.

(c) Non-Management Directors – Deferred Share Unit Plan

A summary of the activity under the non-management director Deferred Share Unit (DSU) plan is presented below:

DSUs Outstanding
December 31, 2021	104,591
Granted	2,998
March 31, 2022	107,589

Equity Settled Plans

(d) Option Plan

A summary of the activity under the option plan is presented below:

Canadian share options	Outstanding	Range of Exercise Price			Weighted Average Exercise Price	Exercisable
December 31, 2021	115,605	$87.00	—	146.40	$123.35	115,605
Forfeited	(52,980)	146.40	—	146.40	146.40
March 31, 2022	62,625	$87.00	—	145.97	$103.85	62,625

U.S. share options	Outstanding	Range of Exercise Price (US$)			Weighted Average Exercise Price (US$)	Exercisable
December 31, 2021	267,843	$51.20	—	115.80	$80.43	257,854
Exercised	(21,370)	51.20	—	51.20	51.20
Forfeited	(32,205)	115.80	—	115.80	115.80
March 31, 2022	214,268	$51.20	—	111.47	$78.03	214,268

(e) Non-Management Directors – Deferred Share Unit Plan

A summary of the activity under this share-based incentive plan is presented below:

DSUs Outstanding
December 31, 2021 and March 31, 2022	1,470

NOTE 8. SHAREHOLDERS’ CAPITAL

Common shares	Number	Amount
December 31, 2021	13,304,425	$2,281,444
Settlement of Executive PSUs	263,900	14,083
Share options exercised	21,370	1,970
March 31, 2022	13,589,695	$2,297,497

NOTE 9. PER SHARE AMOUNTS

The following tables reconcile the net loss and weighted average shares outstanding used in computing basic and diluted net loss per share:

	Three Months Ended March 31,
	2022	2021
Net loss - basic and diluted	$(43,844)	$(36,106)

	Three Months Ended March 31,
(Stated in thousands)	2022	2021
Weighted average shares outstanding – basic	13,479	13,349
Effect of share options and other equity compensation plans	—	—
Weighted average shares outstanding – diluted	13,479	13,349

NOTE 10. FAIR VALUES OF FINANCIAL INSTRUMENTS

The carrying values of cash, accounts receivable, and accounts payable and accrued liabilities approximates their fair value due to the relatively short period to maturity of the instruments. At the end of each reporting period, investments and other assets are measured at their estimated fair value, with changes in fair value recognized in profit or loss. Amounts drawn on the Senior Credit Facility and the Canadian and U.S. Real Estate Credit Facilities are measured at amortized cost and approximate fair value as this indebtedness is subject to floating rates of interest. The fair value of the unsecured senior notes at March 31, 2022 was approximately $955 million (December 31, 2021 – $969 million).

Financial assets and liabilities recorded or disclosed at fair value in the consolidated statement of financial position are categorized based upon the level of judgement associated with the inputs used to measure their fair value. Hierarchical levels are based on the amount of subjectivity associated with the inputs in the fair value determination and are as follows:

Level I—Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level II—Inputs (other than quoted prices included in Level I) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life.

Level III—Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

The estimated fair value of unsecured senior notes is based on level II inputs. The fair value is estimated considering the risk-free interest rates on government debt instruments of similar maturities, adjusted for estimated credit risk, industry risk and market risk premiums.

SHAREHOLDER INFORMATION

STOCK EXCHANGE LISTINGS

Shares of Precision Drilling Corporation are listed on the Toronto Stock Exchange under the trading symbol PD and on the New York Stock Exchange under the trading symbol PDS.

TRANSFER AGENT AND REGISTRAR

Computershare Trust Company of Canada

Calgary, Alberta

TRANSFER POINT

Computershare Trust Company NA

Canton, Massachusetts

Q1 2022 TRADING PROFILE

Toronto (TSX: PD)

High: $93.54

Low: $46.40

Close: $92.70

Volume Traded: 6,654,944

New York (NYSE: PDS)

High: US$73.92

Low: US$37.02

Close: US$73.92

Volume Traded: 5,077,530

ACCOUNT QUESTIONS

Precision’s Transfer Agent can help you with a variety of shareholder related services, including:

•  change of address

•  lost unit certificates

•  transfer of shares to another person

•  estate settlement

Computershare Trust Company of Canada

100 University Avenue

9th Floor, North Tower

Toronto, Ontario M5J 2Y1

Canada

1-800-564-6253 (toll free in Canada and the United States)

1-514-982-7555 (international direct dialing)

Email: service@computershare.com

ONLINE INFORMATION

To receive news releases by email, or to view this interim report online, please visit Precision’s website at www.precisiondrilling.com and refer to the Investor Relations section. Additional information relating to Precision, including the Annual Information Form, Annual Report and Management Information Circular has been filed with SEDAR and is available at www.sedar.com and on the EDGAR website www.sec.gov

CORPORATE INFORMATION

DIRECTORS

Michael R. Culbert

William T. Donovan

Brian J. Gibson

Steven W. Krablin

Susan M. MacKenzie

Kevin O. Meyers

Kevin A. Neveu

David W. Williams

OFFICERS

Kevin A. Neveu

President and Chief Executive Officer

Veronica H. Foley

Chief Legal and Compliance Officer

Carey T. Ford

Senior Vice President and Chief Financial Officer

Shuja U. Goraya

Chief Technology Officer

Darren J. Ruhr

Chief Administrative Officer

Gene C. Stahl

Chief Marketing Officer

AUDITORS

KPMG LLP

Calgary, Alberta

HEAD OFFICE

Suite 800, 525 8th Avenue SW

Calgary, Alberta, Canada T2P 1G1

Telephone: 403-716-4500

Facsimile: 403-264-0251

Email: info@precisiondrilling.com

www.precisiondrilling.com